# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ModivCare Inc., CIK 0001220754
CUSIP: 743815102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Date of event which requires filing of this statement: 01/09/2025
Amends the filing with accession number 0001193125-12-322838
Filed by CIK 0001409751
Persons authorized to receive notices and communications: Christopher Shackelton, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; Adam Gray, 105 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 203-883-0100; William D. Regner, Esq., 66 Hudson Boulevard, New York, New York (NY), 10001, 212-909-6000

## Reporting persons
- Coliseum Capital Management, LLC (CIK 0001409751): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,982,751; sole dispositive power 0; shared dispositive power 2,982,751; aggregate amount beneficially owned 2,982,751 (20.9% of the class)
- Coliseum Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,344,778; sole dispositive power 0; shared dispositive power 2,344,778; aggregate amount beneficially owned 2,344,778 (16.4% of the class)
- Coliseum Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,231,441; sole dispositive power 0; shared dispositive power 2,231,441; aggregate amount beneficially owned 2,231,441 (15.6% of the class)
- Coliseum Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 113,337; sole dispositive power 0; shared dispositive power 113,337; aggregate amount beneficially owned 113,337 (0.8% of the class)
- Adam Gray: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,982,751; sole dispositive power 0; shared dispositive power 2,982,751; aggregate amount beneficially owned 2,982,751 (20.9% of the class)
- Christopher Shackelton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,982,751; sole dispositive power 0; shared dispositive power 2,982,751; aggregate amount beneficially owned 2,982,751 (20.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: ModivCare Inc.
Address of issuer's principal executive offices: 6900 E Layton Avenue, 12th Floor, Denver, Colorado (CO), 80237
Comment:
Explanatory Note: This Amendment No. 24 (this "Amendment") to the Schedule 13D (the "Initial 13D") relating to the common stock, par value $0.001 per share ("Common Stock") of ModivCare Inc. (the "Issuer"), filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No.4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018, Amendment No. 13 to the Initial 13D filed on November 14, 2019, Amendment No. 14 to the Initial 13D filed on June 12, 2020, and Amendment No. 15 to the Initial 13D filed on November 12, 2020, Amendment No. 16 to the Initial 13D filed on September 9, 2021, Amendment No. 17 to the Initial 13D filed on May 10, 2023, Amendment No. 18 to the Initial 13D filed on August 10, 2023, Amendment No. 19 to the Initial 13D filed on August 11, 2023, Amendment No. 20 to the Initial 13D filed on September 11, 2023, Amendment No. 21 to the Initial 13D filed on September 13, 2023, Amendment No. 22 to the Initial 13D filed on September 18, 2023, and Amendment No. 23 to the Initial 13D filed on December 13, 2024 amends and supplements certain of the items set forth therein.
As used in this Amendment, the term "Reporting Persons" collectively refers to:
Coliseum Capital Management, LLC, a Delaware limited liability company ("CCM");
Coliseum Capital, LLC, a Delaware limited liability company ("CC");
Coliseum Capital Partners, L.P., a Delaware limited partnership ("CCP");
Coliseum Capital Partners II, L.P., a Delaware limited partnership ("CCP2");
Adam Gray ("Gray"); and
Christopher Shackelton ("Shackelton").

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented as follows:

On January 9, 2025, the Issuer entered into a Purchase and Exchange Agreement (the "Purchase and Exchange Agreement") with CCP and Blackwell Partners LLC - Series A (together, the "Coliseum Investors"), which provides, among other things, for the Coliseum Investors (a) to purchase (the "Purchase") $30.0 million in aggregate principal amount of second lien senior secured PIK toggle notes to be issued by the Issuer (the "Second Lien Notes"), at a purchase price equal to 100% of the principal amount of the Second Lien Notes plus any accrued and unpaid interest thereon from, and including, October 1, 2024 to, but excluding, the closing date of the Purchase and (b) to exchange approximately $20.0 million in aggregate principal amount of the Issuer's 5.000% Senior Notes due 2029 held by the Coliseum Investors for an equivalent principal amount of the Second Lien Notes (the "Coliseum Exchange" and, together with the Purchase, the "Coliseum Transactions"), in each case pursuant to the terms and subject to the conditions set forth in the Purchase and Exchange Agreement. The Coliseum Transactions are conditioned upon the receipt of approval from 66-2/3% of the Issuer's stockholders pursuant to Section 203 of the Delaware General Corporation Law.

The foregoing description of the Purchase and Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase and Exchange Agreement, which is attached as Exhibit 9 hereto and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented as follows:

Exhibit 9: Purchase and Exchange Agreement, dated January 9, 2025, by and among the Issuer, CCP and Blackwell Partners LLC - Series A (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the SEC on January 10, 2025

## Signatures
- Coliseum Capital Management, LLC: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)
- Coliseum Capital, LLC: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)
- Coliseum Capital Partners, L.P.: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)
- Coliseum Capital Partners II, L.P.: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)
- Adam Gray: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)
- Christopher Shackelton: /s/ Chivonne Cassar, Attorney-in-fact (01/10/2025)